

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 18, 2007

Richard C. Levin
CEO, President and Chief Financial Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

> **RE: Spherix Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-5576**

Dear Mr. Levin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief